UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

INGENIUM CAPITAL CORP.
(Exact name of registrant as specified in its corporate charter)

000-50932
Commission File No.

NEVADA	N/A
(State of Incorporation)	(IRS Employer
Identification No.)

2360 Palmerston Avenue,
West Vancouver, British Columbia, Canada V7V 2W1
(Address of principal executive offices)

(604) 763-4880
(Issuer's telephone number)

INGENIUM CAPITAL CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about December 9, 2005 to the holders of shares of the common stock, par value $0.001 per share (the "Common Stock") of Ingenium Capital Corp., a Nevada corporation (the "Company") as of December 9, 2005. On December 8, 2005, Mr. William Asselstine (the "Seller"), the majority shareholder, president, secretary, treasurer, and a director of the Company, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Mr. Ted Kozub (the "Purchaser"). Under the terms of the Stock Purchase Agreement, Mr. Asselstine will sell to Mr. Kozub an aggregate of 5,000,000 shares of the common stock of the Company, representing approximately 67.5% of the Company's current outstanding shares of common stock. The closing of the purchase and sale of shares is anticipated to be effective December 9, 2005. As a condition of the Stock Purchase Agreement, Mr. Asselstine has agreed to resign as director, president, secretary and treasurer of the Company and to appoint Mr. Haukeland and Mr. Kozub as directors of the Company. Mr. Kozub is to be appointed as president, secretary and treasurer of the Company effective as of the closing of the purchase and sale pursuant to the Stock Purchase Agreement. The changes to the board of directors of the Company will not be effective until at least ten days after this Information Statement is mailed or delivered to all of the Company’s shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1. Voting Securities of the Company

On December 8, 2005, there were 7,402,500 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of December 8, 2005, by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of class	Name and address of beneficial owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
Common Stock	William Asselstine Director, President Secretary and Treasurer 2360 Palmerston Avenue Vancouver, BC, Canada	5,000,000	67.5%
Common Stock	Gary Haukeland 1723 - 595 Burrard Street, Bentall Three, Vancouver, B.C., V7X 1J1	Nil	Nil%

Common Stock	Ted Kozub Second Floor, 498 Ellis Street Pentiction, BC V2A 4M2	5,000,000 (2)	67.5% (2)
Common Stock	All Officers and Directors as a Group (1 person)	NIL	NIL

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As of December 8, 2005, there were 7,402,500 shares of our common stock issued and outstanding.

(2)	The shares denoted as being beneficially owned by Mr. Kozub represent those shares which Mr. Kozub has agreed to acquire from Mr. Asselstine pursuant to the Stock Purchase Agreement.

3. Changes in Control

On December 8, 2005, Mr. Ted Kozub as purchaser, and Mr. William Asselstine, as seller, entered into the Stock Purchase Agreement, pursuant to which Mr. Kozub agreed to acquire 5,000,000 shares of our common stock (representing approximately 67.5% of the outstanding shares of our common stock) from Mr. Asselstine. The closing of the purchase and sale of the shares and shareholders loans pursuant to the Stock Purchase Agreement is anticipated to take place on December 9, 2005. The consideration for the acquisition will be paid from the personal funds of Mr. Kozub. The purchase of the shares of common stock by Mr. Kozub from Mr. Asselstine will be consummated in a private transaction and Mr. Kozub will, upon completion, be considered to be in "control" the Company. As a condition of the Stock Purchase Agreement, Mr. Asselstine has agreed to resign as director, president, secretary and treasurer and to appoint Mr. Haukeland and Mr. Kozub as directors of the Company. Mr. Kozub is to be appointed as president, secretary and treasurer of the Company effective as of the closing of the purchase and sale pursuant to the Stock Purchase Agreement. The changes to our board of directors are anticipated to be effective ten days after the delivery of this Information Statement to our shareholders.

We are not aware of any arrangement that might result in a change in control in the future, except the change of control from William Asselstine to Ted Kozub, as described in this Information Statement.

DIRECTORS AND EXECUTIVE OFFICERS

We anticipate that on or about the date that is ten days after the delivery of this Information Statement to our shareholders, William Asselstine will tender a letter of resignation to the Board to resign as director, as contemplated by the Stock Purchase Agreement. Mr. Kozub is to be appointed as president, secretary and treasurer of the Company effective as of the closing of the purchase and sale pursuant to the Stock Purchase Agreement. Mr. Gary Haukeland and Mr. Ted Kozub will be appointed as directors to be effective ten days after the delivery of this Information Statement to our shareholders.

The following tables set forth information regarding our current executive officers and directors:

Directors:

Name of Director	Age

William J. Asselstine	60

Executive Officers:

Name	Age	Office(s) Held

William Asselstine	59	President, Secretary and Treasurer

Derrick Page	38	Vice President, Corporate Development

Set forth below is a brief description of the background and business experience of each of our executive officers and directors for the past five years.

Mr. William J. Asselstine has been our president, secretary, treasurer and our sole director since March 14, 2000. Mr. Asselstine resigned as our president on December 5, 2005. Mr. Asselstine was the director of real estate operations for NTG Clarity Networks Inc. from June 2001 to May 2002. Mr. Asselstine was director of real estate operations for Javelin Connections Inc. from December 2000 to May 2001. Mr. Asselstine was a building access specialist with AT&T Canada Inc. from November 1998 to November 2000. Each of NTG Clarity Networks, Javelin Connections and AT&T Canada is a company engaged in the business of telecommunications. Mr. Asselstine was a senior negotiator for Colliers International, an international commercial real estate brokerage and property management business headquartered in Vancouver, British Columbia, from March 1980 to October 1998. Mr. Asselstine served as an officer and director of various companies engaged in the businesses of mineral and oil and gas exploration whose shares were traded on the Vancouver Stock Exchange during the period from the late 1970’s to 1985. These companies included Boulder Mountain Resources Ltd., The Bullet Group Inc., Maple Leaf Petroleum Ltd., Rio Blanco Resources Ltd., Warwick Petroleum Ltd., Wildrose Petroleum Ltd., Fairmile Gold Corp., Buffalo Resources Ltd., Canadian Cariboo Resources Ltd., Rich Capital Corp. and Xing Hai Resources Ltd. Mr. Asselstine received his Bachelor of Arts with a commerce major from Simon Fraser University in Vancouver, British Columbia, Canada. Over the past year, Mr. Asselstine has spent approximately 10% of his business time on the affairs of the Ingenium. Mr. Asselstine is not involved as a director or officer of any other company at this time.

Derrick Page, is our vice president of corporate development. Mr. Page has been our vice president of corporate development since November 13, 2003. Mr. Page holds a Bachelor of Business Administration degree from Simon Fraser University and a Master of Business Administration degree from the University of British Columbia. From 1989 to 1994, Mr. Page was employed in the mineral exploration industry in Canada, conducting extensive filed work in such areas as Eskay Creek and Bronson Creek in Northwest British Columbia, Canada and the Lac de Gras region of the Northwest Territories, Canada. In 1994 Mr. Page joined Colliers International, where he worked until 1997 as a commercial real estate broker. Colliers International is a commercial real estate brokerage and real property management company that operates internationally. In 1997, Mr. Page joined Oxford Properties Group, where he is currently General Manager for the Vancouver region. In this capacity he manages over $100 million in real estate assets on behalf of a major pension fund. Oxford Properties Group is a property management company that is engaged primarily in the management of Canadian properties for property owners.

Set forth below is a brief description of the background and business experience of each of our proposed directors for the past five years.

Mr. Gary Haukeland has been in the real estate business for over 25 years following a number of years with the Royal Bank of Canada and later with Dun and Bradstreet. While with the Royal Bank he worked at numerous branches in management and accounting capacities. At Dun and Bradstreet he held a business analyst position compiling credit reporting information on private and public corporations. In

1977 he obtained his real estate pre-licensing accreditation through the Faculty of Commerce at the University of British Columbia. He is currently Vice President and Managing Broker of NAI Goddard & Smith, a commercial real estate firm in Vancouver, British Columbia partnered with 300 offices in 40 countries worldwide with over $25 billion in transactions annually. Throughout his real estate career he has successfully coordinated a multitude of complex negotiations. His knowledge and marketing services are sought by developers, lenders and institutional clients for development strategies, trends and work out situations. Over the years he has represented these clients throughout Canada, the United States and Asia.

Mr. Ted Kozub is a recently retired Tax Partner with KPMG. He has been in public accounting practice for over 22 years and has held various senior positions with Revenue Canada Taxation.

He was appointed to the special task force for the implementation of Canadian Tax Reform and was Tax Manager with Hudson’s Bay Oil & Gas in Calgary, which is a subsidiary of Conoco. Mr. Kozub held office of President of the Canadian Petroleum Tax Society for two years and was a frequent lecturer to various accounting organizations in accounting, cost and management and taxation.

Mr. Kozub holds a certified management accounting Degree (CMA, 1963) and a business management Certificate (1960).

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than the officers and directors described above.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which the Purchaser, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of the Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters;
  Any relative or spouse of any of the foregoing persons who has the same house as such person.

We issued 5,000,000 total shares of common stock to our president, Mr. Asselstine at a price of $0.001 per share for total consideration of $5,000 effective October 27, 2003. This issuance was made to Mr. Asselstine, who is a sophisticated individual and was in a position of access to relevant and material information regarding our operations. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933 and are restricted shares as defined in the Act.

We completed an offering of 200,000 shares of our common stock at a price of $0.01 per share to Ian J. Asselstine and Blake Asselstine on December 13, 2003. Ian J. Asselstine and Blake Asselstine are both adult sons of Mr. Asselstine. The total amount we received from each of them pursuant to the offering was $2,000. We completed the offering pursuant to Regulation S of the Securities Act.

We entered into a management and administrative services agreement with Mr. Asselstine on May 1, 2004. Under this management and services agreement, we have agreed to pay to Mr. Asselstine a consulting fee of $500 per month in consideration for the agreement of Mr. Asselstine to provide:

1.	his services to carry out management and direction of our business, including managing and supervising and coordinating our mineral exploration activities; and

2.	office administration services, including telephone and computer services, to us.

We have agreed that the management services to be provided by Mr. Asselstine to us will account for approximately 15% of Mr. Asselstine’s business time. The consulting fee will be increased in the event that Mr. Asselstine is required to spend more than 15% of his business time in providing the management services. Any increase to the consulting fee will be proportionate based on the actual amount of time spent by Mr. Asselstine in providing the Management Services. We have also agreed to reimburse Mr. Asselstine for any expenses directly attributable to performing his obligations pursuant to the agreement.

The management and administrative services agreement is on a month-to-month basis and is terminable by either party upon one month’s notice to the other.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by the Company, we believe that during the fiscal year ended January 31, 2005 all such filing requirements applicable to our officers and directors were complied with.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers by any person for all services rendered in all capacities to us for the period from our inception through January 31, 2005.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary ($)	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/* SARs (#)	LTIP payouts ($)	All Other Compensation
William Asselstine	President, CEO, and Sole Director	2005 2004 2003	$4,500(1) $0 n/a	0 0 n/a	0 0 n/a	0 0 n/a	0 0 n/a	0 0 n/a	0 0 n/a
Derrick Page(2)	Vice President, Corporate Development	2005 2004 2003	$0 $0 n/a	0 0 n/a	0 0 n/a	0 0 n/a	0 0 n/a	0 0 n/a	0 0 n/a

(1)	We are party to a management and administrative services agreement with Mr. Asselstine dated May 1, 2004, as described below under the heading “Management Agreement”.

(2)	We presently do not have any compensation agreement with Mr. Page.

We do not pay to our directors any compensation for each director serving as a director on our board of directors.

Stock Option Grants

We did not grant any stock options to the executive officers or directors from inception through January 31, 2005. We have also not granted any stock options to the executive officers since January 31, 2005.

Management Agreement

We entered into a management and administrative services agreement with Mr. Asselstine on May 1, 2004. Under this management and services agreement, we have agreed to pay to Mr. Asselstine a consulting fee of $500 per month in consideration for the agreement of Mr. Asselstine to provide:

1.	his services to carry out management and direction of our business, including managing and supervising and coordinating our mineral exploration activities; and

2.	office administration services, including telephone and computer services, to us.

We have agreed that the management services to be provided by Mr. Asselstine to us will account for approximately 15% of Mr. Asselstine’s business time. The consulting fee will be increased in the event that Mr. Asselstine is required to spend more than 15% of his business time in providing the management services. Any increase to the consulting fee will be proportionate based on the actual amount of time spent by Mr. Asselstine in providing the Management Services. We have also agreed to reimburse Mr. Asselstine for any expenses directly attributable to performing his obligations pursuant to the agreement.

The management and administrative services agreement is on a month-to-month basis and is terminable by either party upon one month’s notice to the other.

We do not pay Mr. Asselstine any other amount as compensation, other than as provided under the management and administrative services agreement.

Dated: December 8, 2005	By Order of the Board of Directors
INGENIUM CAPITAL CORP.

/s/ William Asselstine
William Asselstine
President